May 20, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on April 28, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 779, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2021 for the purpose of registering shares of the WisdomTree BioRevolution Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%
1	Other Expenses are based on estimated amounts for the current fiscal year.

2.	Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology and, if applicable, disclose if the Index is created or sponsored by an affiliate of the Registrant; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email on May 12, 2021. The Registrant confirms that the Index is created by an affiliate of the Adviser and refers to disclosure in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” and the “Management – Investment Adviser” sections of the Prospectus, which include disclosure relating to the relationship between the Adviser and WisdomTree Investments, Inc., the Index Provider.

WisdomTree Asset Management, Inc. 245 Park Avenue, 35th Floor, New York, NY 10167 | 212-801-2080 Tel 212-801-2081 Fax

3.	Comment: Please confirm whether the Fund will invest in securities of emerging markets issuers.

Response: While the Fund may invest in emerging market securities, the Fund does not consider investments in emerging market securities to be a principal investment strategy of the Fund at this time. Accordingly, references to “Emerging Markets Risk” have been removed.

4.	Comment: Please expand on the factors used in the definition of “BioRevolution Activities.”

Response: The Registrant has added the requested disclosure into the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus.

5.	Comment: Please limit the “Principal Risks of Investing in the Fund” section of the Prospectus to only principal risks and move the remaining risks to another part of the Fund’s registration statement.

Response: The Registrant has made the requested changes. The Registrant confirms that each of the remaining risks described in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus is a principal risk of the Fund and relevant to investors.

6.	Comment: Please enhance the “BioRevolution Risk” disclosure in the Fund’s Prospectus.

Response: The Registrant has expanded the “BioRevolution Risk” disclosure in the “Principal Risks of Investing in the Fund” section of the Prospectus with the following disclosure (new language in bold):

Risk of Investing in BioRevolution Activities. Companies engaged in BioRevolution Activities face intense competition and potentially rapid product obsolescence. BioRevolution companies may be adversely affected by the loss or impairment of intellectual property rights and other proprietary information or changes in government regulations. The potential for an increased amount of required disclosure or proprietary scientific information could negatively impact the performance of these companies. Additionally, BioRevolution companies may also be subject to risks associated with genetic analysis.

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In addition, the Registrant has replaced the existing “BioRevolution Risk” disclosure in the “Additional Principal Risk Information About the Fund” section of the Prospectus with the following disclosure:

Risk of Investing in BioRevolution Activities. Companies engaged in BioRevolution Activities, including, but not limited to, companies in the biotechnology, pharmaceutical and life sciences industries, are engaged in the research and development of advancements in genetics and biotechnology for use in numerous products and services, such as vaccines, internal medicine, over-the counter medicine, rare diseases, immunology, oncology, genomics and biological re-engineering. These companies face intense competition and potentially rapid product obsolescence. BioRevolution companies may be adversely affected by the loss or impairment of intellectual property rights and other proprietary information or changes in government regulations or policies. These companies may rely on their domestic government for specific regulatory approvals, which may involve a long and costly process, and, subsequent to approval, they may be subject to product liability litigation and similar claims. Further, the potential for an increased amount of required disclosure or proprietary scientific information could negatively impact the performance of these companies. Additionally, BioRevolution companies may also be subject to risks associated with genetic analysis.

7.	Comment: Please include a “niche market risk” given that the principal investment strategy of the Fund is to invest in companies significantly transformed by advancements in genetics and biotechnology. Additionally, please disclose if the total size of the specific market can present any issues if the Fund reaches a certain asset size.

Response: The Registrant respectfully declines to add the requested “niche market risk” disclosure. The Fund has included a specific “Risk of Investing in BioRevolution Activities” in Items 4 and 9, and has further added disclosure with respect to that risk, as set forth above in the Comment 6 response. In addition, the Registrant does not believe that the total size of the market for BioRevolution companies will present any issues for Fund growth at this time.

8.	Comment: Please note that the term “BioRevolution” represents a focus on investments in a particular industry and is covered by Rule 35d-1(a)(2) (the “Names Rule”) and the applicable 80% test.

Response: Please note the following language, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of the underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities.

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In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information:

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

* * * * *

Sincerely,

/s/ Ryan Louvar

Ryan Louvar, Esq.

Secretary

cc:	Joanne Antico (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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